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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2015		Year Ended December 31,
			2014	2013	2012		2011	2010
	(dollars in thousands)
Earnings:
Income (loss) before income taxes	$(15,232)		$251,838	$22,334	$(2,606)		$60,499	$24,925
Add: Fixed charges	47,782		42,057	30,926	25,452		22,126	12,662

Total Earnings Available for Fixed Charges	$32,550		$293,895	$53,260	$22,845		$82,625	$37,587

Fixed Charges:
Interest expense	$47,553		$41,875	$30,774	$25,292		$21,994	$12,575
Rental expense attributable to interest	229		182	151	160		131	88

Total Fixed Charges	$47,782		$42,057	$30,926	$25,452		$22,126	$12,662

Ratio of Earnings to Fixed Charges	0.7	(1)	6.4	1.7	0.9	(2)	3.7	3.0

(1)
Earning for the nine months ended September 30, 2015 were insufficient to cover fixed charges by approximately $15.2 million.

(2)
Earnings for the year ended December 31, 2012 were insufficient to cover fixed charges by approximately $2.6 million.

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES